Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

15 March 2017

PRIMA BIOMED COMPLETES RECRUITMENT FOR SECOND PATIENT COHORT IN MELANOMA TRIAL AND WILL PRESENT AT ICI CONFERENCE IN BOSTON

SYDNEY, AUSTRALIA—Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) announces that the second cohort comprising six patients has now been fully recruited for its TACTI-mel (Two ACTive Immunotherapeutics in melanoma) clinical trial being conducted in Australia. Patients with unresectable or metastatic melanoma that have had a suboptimal response to KEYTRUDA® were dosed with the higher 6 mg dose of IMP321 in combination with KEYTRUDA®.

Prima’s Chief Medical & Scientific Officer, Dr Frédéric Triebel, will be presenting the TACTI-mel clinical trial at the Immune Checkpoint Inhibitors conference at the Sheraton Hotel Boston, Massachusetts, held on March 15-16, 2017.

The presentation will be delivered at 1:30pm on Thursday 16 March, 2017 EDT.

A copy of these presentation slides will be made available on the Prima BioMed website.

Further information on the conference can be found at http://immune-checkpoint.com/about/about

About IMP321

IMP321, a first-in-class Antigen Presenting Cell (APC) activator based on the immune checkpoint LAG-3, represents one of the first proposed active immunotherapy drugs in which the patient’s own immune system is harnessed to respond to tumour antigenic debris created by chemotherapy. As an APC activator IMP321 boosts the network of dendritic cells in the body that can respond to tumour antigens for a better anti-tumour CD8 T cell response.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble

LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com